Exhibit 10.1

[BLADELOGIC LETTERHEAD]

October 2, 2007

Jeffrey Liotta

59 Wild Rose Drive

Andover, MA  01810

Re:          Separation from Employment

Dear Jeff:

This letter confirms your separation from employment with BladeLogic, Inc. (the “Company”).  This letter also proposes an agreement between you and the Company.

Your employment with the Company shall terminate effective October 5, 2007 (the “Separation Date”) and the Company will pay you on the Separation Date your salary through the Separation Date.

The Company shall provide you with the right to continue group medical and dental insurance coverage after the ending of your employment under the law known as “COBRA.”  The terms for that opportunity will be set forth in a separate written notice.  The termination of other benefits will be addressed in separate correspondence.  Basically, your eligibility to participate in any other employee benefit plans and programs of the Company ceases on or after the ending of your employment in accordance with applicable benefit plan or program terms and practices.

As more fully described below, you shall have the right to exercise any and all vested options that you hold to purchase common stock of the Company, pursuant to and subject to the terms of the Company’s 2001 Stock Option and Grant Plan (“2001 Plan”) and 2007 Stock Option and Incentive Plan (“2007 Plan”), the three Incentive Stock Option Agreements you entered into with the Company, dated June 23, 2006 (the “June 2006 ISO Agreement”), April 5, 2007 (the “April 2007 ISO Agreement”) and July 24, 2007 (the “July 2007 ISO Agreement”), and the three Non-Qualified Stock Option Agreements you entered into with the Company, dated June 23, 2006 (the “June 2006 NQ Agreement”), April 5, 2007 (the “April 2007 NQ Agreement”)  and July 24, 2007 (the “July 2007 NQ Agreement”) (collectively the “Option Agreements”).  You shall also have the right to retain any shares purchased by you under a Restricted Stock Agreement you entered into with the Company, dated June 23, 2006 (the “June 2006 RS Agreement”, and with the Option Agreements, the “Equity Agreements”), subject to the Company’s right to repurchase any such shares which have not vested.  Please note that all share and option data, and price data, has been retroactively adjusted to reflect the 1-for-2 reverse stock split that the Company effected on June 14, 2007

The Company shall also reimburse you for any outstanding, reasonable business expenses that you have incurred on the Company’s behalf through the Separation Date, provided within thirty days of the ending of your employment you submit to the Company of appropriate documentation pursuant to the Company’s business expense reimbursement policy.

Regardless of whether you enter into this Agreement you are obligated, among other things, to comply with the post-employment confidentiality, non-competition and nonsolicitation and other provisions set forth in the Employee Noncompetition Nondisclosure and Developments Agreement  you entered into with the Company on June 22, 2006 (“Noncompetition Agreement”).

The payments and other terms set forth above will not be affected by whether or not you agree to the terms set forth below.

The remainder of this letter proposes an agreement (the “Agreement”) between you and the Company.  The purpose of this Agreement is to establish an amicable arrangement for ending your employment relationship, including releasing the Company and related persons or entities from any claims and permitting you to receive separation pay, related benefits and enhanced equity rights.

If you agree to the terms of this Agreement, you acknowledge that you are entering into this Agreement voluntarily.  By entering into this Agreement, you understand that the Company is not admitting in any way that it violated any legal obligation that it owed to you.  With those understandings, you and the Company agree as follows:

Separation from Employment

This confirms that your employment and any and all other positions that you held with the Company as an officer, director or otherwise, shall terminate effective on the Separation Date.

Severance Benefits

Severance Pay.  The Company shall pay you severance pay (“Severance Pay”) consisting of salary continuation at your final base salary rate of $175,000 per year until the earlier of: (a) the six month period from the date immediately following the Separation Date, or (b) you become re-employed (the “Severance Period”).  The Company shall pay you Severance Pay on its regular payroll dates applicable to your position with the Company, provided that the Company is not obligated to include you on the payroll before the Effective Date of this Agreement as defined in Section 22.  If the Company does not make one or more payments of Severance Pay on a regular payroll date because this Agreement has not yet become effective, the Company shall make all such missed payments by the first payroll date after the Agreement becomes effective.

Health Benefits.  Your rights and obligations under COBRA are explained in a separate letter to you describing your medical and dental insurance continuation rights under COBRA.  To continue your medical and dental insurance coverage, you must elect COBRA continuation coverage.  If you elect COBRA continuation coverage and provided that you and your beneficiaries remain eligible for COBRA continuation coverage, the Company shall continue to pay for medical and dental insurance premiums for coverage of you and your beneficiaries to the same extent as if you had remained employed to the end of the Severance Period.  You will be responsible for the remaining portion of such coverage as if you remained employed.  You hereby authorize the deduction of the portion for which you are responsible from your Severance Pay.  If you elect COBRA continuation coverage, you may continue coverage for yourself and any beneficiaries after the end of the Severance Period at your own expense for the remainder of the COBRA period, to the extent you and they remain eligible.

Lump Sum Payment.  Pursuant to the terms of the 2007 Executive Compensation Plan for Jeff Liotta, Vice President of Engineering (the “Bonus Plan”), you must be actively employed at the time a payout is made to receive a 2007 bonus.  Nevertheless, in exchange for and as consideration for you entering into this Agreement, the Company shall pay you a lump sum payment of $67,034, less applicable deductions and withholdings, payable within fourteen (14) days of the Effective Date.  You acknowledge and agree that this shall be in lieu of any bonus payment you may have been entitled to under the Bonus Plan or otherwise.

Equity

You hereby acknowledge and agree that the Equity Agreements represent your entire agreement with the Company with respect to the Company’s securities and that you have not received nor been promised any additional equity, securities or other ownership rights in the Company.

June 2006 RS Agreement

You purchased 62,500 shares of the Company’s common stock under the June 2006 RS Agreement at $2.70 per share for an aggregate payment to the Company of $168,750.  To the extent that such shares of common stock have not vested, they are subject to a repurchase right of the Company (“Shares Subject to Repurchase”)(1).  The Shares Subject to Repurchase may be repurchased by the Company in accordance with the terms and conditions of the June 2006 RS Agreement.

(1)  Please note that the June 20, 2006 offer letter (“Offer Letter”) does not provide for continued vesting of restricted stock.

However, and provided you enter into and do not revoke this Agreement you shall continue to vest in the restricted shares through the Severance Period.  Depending on the length of the Severance Period, the number of Shares Subject to Repurchase, as indicated below, may be reduced and Vested Restricted Shares, as indicated below, may increase.

You acknowledge and agree that the following table accurately summarizes your rights with respect to the Company’s restricted stock as of the Separation Date:

Number of Restricted Shares	Aggregate Price Paid	Vested Restricted Shares	Shares Subject to Repurchase	Repurchase Price Per Share
62,500	$168,750	19,531	42,969	$2.70

Option Agreements

In addition, you were granted an aggregate of 220,125 options under the Option Agreements, none of which have been exercised.  Pursuant to the terms of the Option Agreements, options  that have not vested as of the Separation Date lapse and are not exercisable (“Lapsed Options”).

However, consistent with terms of the Offer Letter, provided you enter into and do not revoke this Agreement you shall continue to vest in the stock options through the Severance Period.  Depending on the length of the Severance Period, the number of Lapsed Options, as indicated below, may be reduced and Vested Options, as indicated below, may increase.

You acknowledge and agree that the following table accurately summarizes your rights with respect to all the stock options you hold as of the Separation Date:

Option Agreement	Options Awarded	Vested Options	Lapsed Options	Exercise Price Per Share
June 2006 ISO Agreement	148,148	46,296	101,852	$2.70

June 2006 NQ Agreement	39,352	12,297	27,055	$2.70

April 2007 ISO Agreement	9,749	0	9,749	$10.00

April 2007 NQ Agreement	12,000	0	12,000	$10.00

July 2007 ISO Agreement	3,461	0	3,461	$17.00

July 2007 NQ Agreement	7,414	0	7,414	$17.00

Your rights to exercise Vested Options are governed by the procedures set forth in the Option Agreements and the 2001 Plan, provided however, you shall have six months after the Separation Date to exercise Vested Options.

Tax Treatment

The Company shall undertake to make deductions, withholdings and tax reports with respect to payments and benefits under this Agreement to the extent that it reasonably and in good faith determines that it is required to make such deductions, withholdings and tax reports.  Payments under this Agreement shall be in amounts net of any such deductions or withholdings.  Nothing in this Agreement shall be construed to require the Company to make any payments to compensate you for any adverse tax effect associated with any payments or benefits or for any deduction or withholding from any payment or benefit.

Return of Property

You confirm that, to the best of your knowledge, you have returned to the Company all Company property, including, without limitation, computer equipment, laptops, blackberries, software, keys and access cards, credit cards, files and any documents (including computerized data and any copies made of any computerized data or software) containing information concerning the Company, its business or its business relationships (in the latter two cases, actual or prospective).  You also commit to deleting and finally purging any duplicates of files or documents that may contain Company information from any computer or other device that remains your property after the Separation Date.  In the event that you discover that you continue to retain any such property, you shall return it to the Company immediately.

Confidential Information and Blackout

You understand and agree that you have been employed in a position of confidence and trust and have had access to information concerning the Company that the Company treats as confidential and the disclosure of which could negatively affect the Company’s interests (“Confidential Information”).  Confidential Information includes, without limitation, confidential financial information; business forecasts; inventions; improvements and other intellectual property; trade secrets; know-how; designs, processes or formulae; confidential software; marketing or sales information or plans; customer lists; and business plans, prospects and opportunities.  You agree that you shall not use or disclose any Confidential Information at any time without the written consent of the Company.  These obligations supplement and in no way diminish your confidentiality obligations pursuant to the Offer Letter and the Noncompetition Agreement.

In addition, you understand and acknowledge that you are subject to the Company’s Insider Trading Procedures (the “Insider Trading Procedures”) as executed by you on August 14, 2007 and, as such, may not trade in the Company’s securities in accordance therewith until the third business day after the Company’s public announcement of its results for the fiscal year ended September 30, 2007.  You acknowledge and agree that you are subject to the securities laws of the United States, including the reporting obligations of Section 16 of the Securities and Exchange Act of 1934, as amended, and the Company’s Insider Trading Policy executed by you on August 14, 2007 and you agree that you will trade the Company’s stock only in accordance with all laws and regulations and only after you no longer possess any material, nonpublic information relating to the Company.

Noncompetition, Nonsolicitation and Nondisclosure

The Confidential Information and Restrictive Covenants provisions of the Offer Letter and the Noncompeitition Agreement continue to be in full force and effect and are hereby incorporated by reference.  You understand and acknowledge that the Company will file a Current Report on Form 8-K with the Securities and Exchange

Commission to report the departure from employment of an executive officer and that this Agreement will be filed as an exhibit to such Current Report.

Notice of Future Employment.

For twelve (12) months following the Separation Date, you agree to notify the Company of any change in your address and of each subsequent employment or business activity, including the name and address of your employer and the nature of my activities.  You agree to provide a copy of the Offer Letter and the Noncompetition Agreement to any prospective employer, partner or co-venturer prior to entering into an employment, partnership or other business relationship with such person or entity at any time during the twelve (12) month period following the Separation Date.

Release of Your Claims

In consideration for, among other terms, the payments and benefits described above, to which you acknowledge you would otherwise not be entitled, you voluntarily release and forever discharge the Company, its affiliated and related entities, its and their respective predecessors, successors and assigns, its and their respective employee benefit plans and fiduciaries of such plans, and the current and former officers, directors, shareholders, employees, attorneys, accountants and agents of each of the foregoing in their official and personal capacities (collectively referred to as the “Releasees”) generally from all claims, demands, debts, damages and liabilities of every name and nature, known or unknown (“Claims”) that, as of the date when you sign this Agreement, you have, ever had, now claim to have or ever claimed to have had against any or all of the Releasees.  This release includes, without limitation, all Claims:

•                  relating to your employment by and termination of employment with the Company;

•                  of wrongful discharge;

•                  of breach of contract;

•                  of retaliation or discrimination under federal, state or local law (including, without limitation, Claims of age discrimination or retaliation under the Age Discrimination in Employment Act, Claims of disability discrimination or retaliation under the Americans with Disabilities Act, and Claims of discrimination or retaliation under Title VII of the Civil Rights Act of 1964);

•                  under any other federal or state statute;

•                  of defamation or other torts;

•                  of violation of public policy;

•                  for wages, bonuses, incentive compensation, stock, stock options, vacation pay or any other compensation or benefits; and

•                  for damages or other remedies of any sort, including, without limitation, compensatory damages, punitive damages, injunctive relief and attorney’s fees;

provided, however, that this release shall not affect your rights under this Agreement, your vested rights under the Equity Agreements or under the Company’s 401(k) plan, or your indemnity rights including those under the Indemnification Agreement dated July 12, 2007 between you and the Company.

As a material inducement to the Company to enter into this Agreement, you represent that you have not assigned to any third party and you have not filed with any agency or court any Claim released by this Agreement.

Release of the Company’s Claims

In consideration for, among other terms, your release of Claims pursuant to Section 9, the Company voluntarily releases and forever discharges you generally from all Claims that, as of the date when the Company signs this Agreement, the Company has, ever had, now claims to have or ever claimed to have had against you which relate to good faith acts or omissions by you during the course of your employment with the Company undertaken or not undertaken in the reasonable belief that such acts or omissions were in the best interests of the Company.

Nondisparagement

You agree not to make any disparaging statements concerning the Company or any of its affiliates or current or former officers, directors, shareholders, employees or agents.  The Company shall instruct Dev Ittycheria, Vijay Manwani, John McMahon, John Gavin and Vance Loiselle (the “Named Individuals”) not to make disparaging statements about you.  A violation of this provision will be deemed a material breach of Agreement and, in addition to all other legal remedies, will entitle the Company to terminate or suspend payments without affecting the remainder of the Agreement.  These nondisparagement obligations shall not in any way affect your obligation or the obligations of the Named Individuals to testify truthfully in any legal proceeding.

Communications Concerning Your Separation

If asked about the circumstances of your separation of employment with the Company, you shall state that you resigned or left to pursue other opportunities and shall not make any further comment about your employment separation. The Company shall instruct the Named Individuals to respond to any inquiries about the ending of your employment by stating that you resigned to pursue other opportunities and not to make any further comment about your employment separation.  Nothing in this Section 12 shall be construed to prohibit you or any of the Named Individuals from testifying truthfully in any legal proceeding, providing truthful information in response to a request from a governmental agency, or providing truthful information in response to a request for information in connection with your application for employment with another employer.

Future Cooperation

Except as may otherwise be required by law or to the extent, in the written opinion of counsel, a conflict of interest exists, you agree to cooperate reasonably with the Company (including its outside counsel) in connection with the contemplation, prosecution and defense of all phases of existing, past and future litigation about which the Company believes you may have knowledge or information.  You further agree to make yourself available at mutually convenient times during and outside of regular business hours as reasonably deemed necessary by the Company’s counsel.  You agree to appear without the necessity of a subpoena to testify truthfully in any legal proceedings in which the Company calls you as a witness.  In exchange for the cooperation required above, the Company agrees to compensate you at the rate of $87.50/hour for time spent performing your obligations under this Section, said amount being the hourly rate of your final salary with the Company, plus reasonable expenses, provided that your right to such compensation shall not apply to time spent in activities that could have been compelled pursuant to a subpoena, including testimony and related attendance at depositions, hearings or trials.  The Company further agrees to pay the foregoing compensation within thirty (30) days of your submission of an invoice for your services under this Section.

Suspension or Termination of Payments

In the event that you fail to comply with any of your obligations under this Agreement, including without limitation, your continuing post-employment obligations under the Noncompetition Agreement and the Insider Trading Procedures, in addition to any other legal or equitable remedies it may have for such breach the Company shall have the right to terminate or suspend its payments, benefits and equity enhancement opportunities to you under this Agreement.  The termination or suspension of such payments in the event of such breach by you will not affect your continuing obligations under this Agreement.

Legal Representation

This Agreement is a legally binding document and your signature will commit you to its terms.  You acknowledge that you have been advised to discuss all aspects of this Agreement with your attorney, that you have carefully read and fully understand all of the provisions of this Agreement and that you are voluntarily entering into this Agreement.

Absence of Reliance

In signing this Agreement, you are not relying upon any promises or representations made by anyone at or on behalf of the Company.

Enforceability

If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

Waiver

No waiver of any provision of this Agreement shall be effective unless made in writing and signed by the waiving party.  The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

Enforcement

(a)           Jurisdiction.  You and the Company hereby agree that the Superior Court of the Commonwealth of Massachusetts and the United States District Court for the District of Massachusetts shall have the exclusive jurisdiction to consider any matters related to this Agreement, including without limitation any claim for violation of this Agreement.  With respect to any such court action, you (i) submit to the jurisdiction of such courts, (ii) consent to service of process, and (iii) waive any other requirement (whether imposed by statute, rule of court or otherwise) with respect to personal jurisdiction or venue.

(b)           Relief.  You agree that it would be difficult to measure any harm caused to the Company that might result from any breach by you of your promises set forth in Sections,  and that in any event money damages would be an inadequate remedy for any such breach.  Accordingly, you agree that if you breach, or propose to breach, any portion of your obligations under Sections 5, 6, 7, 8, 11 or 13, the Company shall be entitled, in addition to all other remedies it may have, to seek an injunction or other appropriate equitable relief to restrain any such breach, without showing or proving any actual damage to the Company and without the necessity of posting a bond.  In the event that the Company prevails in any action to enforce Sections 5, 6, 7, 8, 11 or 13, then you also shall be liable to the Company for attorney’s fees and costs incurred by the Company in enforcing such provision(s).  In addition, in the event that you breach any portion of Section 7, as incorporated herein, you agree that the restrictions of Section 7, shall remain in effect for the period of such breach notwithstanding the period of twelve months set forth in the Offer Letter and the Noncompetition Agreement.

Governing Law; Interpretation

This Agreement shall be interpreted and enforced under the laws of the Commonwealth of Massachusetts, without regard to conflict of law principles.  In the event of any dispute, this Agreement is intended by the parties to be construed as a whole, to be interpreted in accordance with its fair meaning, and not to be construed strictly for or against either you or the Company or the “drafter” of all or any portion of this Agreement.

Entire Agreement

This Agreement constitutes the entire agreement between you and the Company.  This Agreement supersedes any previous agreements or understandings between you and the Company including without limitation the Offer Letter, the Bonus Plan and the Change in Control Agreement between you and the Company dated June 12, 2007 provided that the Indemnification Agreement, Noncompetition Agreement, the Insider Trading Procedures and the Equity Agreements all remain in full force and effect all as set forth herein.

Time for Consideration; Effective Date

You have the opportunity to consider this Agreement for twenty-one (21) days before signing it.  To accept this Agreement, you must return a signed original of this Agreement so that it is received by the undersigned at or before the expiration of this twenty-one (21) day period.  If you sign this Agreement within less than twenty-one (21) days of the date of its delivery to you, you acknowledge by signing this Agreement that such decision was entirely voluntary and that you had the opportunity to consider this Agreement for the entire twenty-one (21) day period.  You acknowledge and agree that changes to this Agreement since the time it was first presented to you shall not restart the twenty-one (21) day consideration period.  For the period of seven (7) days from the date when this Agreement becomes fully executed, you have the right to revoke this Agreement by written notice to the undersigned.  For such a revocation to be effective, it must be delivered so that it is received by the undersigned at or before the expiration of the seven (7) day revocation period.  This Agreement shall not become effective or enforceable during the revocation period.  This Agreement shall become effective on the first business day following the expiration of the revocation period (the “Effective Date”).

Counterparts

This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original, but all of which together shall constitute one and the same document.

Please indicate your agreement to the terms of this Agreement by signing and returning to me the original of this letter within the time period set forth above.

Very truly yours,

BLADELOGIC, INC.

By:		/s/ John J. Gavin, Jr.
John J. Gavin, Jr.
Senior Vice President and Chief Financial Officer

You are advised to consult with an attorney before signing this Agreement. The foregoing is agreed to and accepted by:

	/s/ Jeffrey Liotta	October 18, 2007
	Jeffrey Liotta	Date